SECURITIES AND EXCHANGE COMMISSION
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AUG 2 3 2010
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SEC FILE NUMBER
8- 23522

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/09 AND ENDING 6/30/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridge Clearing + Outsourcing Solutions Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-23522)

STATEMENT OF FINANCIAL CONDITION
AS OF
JUNE 30, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridge Clearing & Outsourcing Solutions, Inc., (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2010, are true and correct. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]   Date: August 26, 2010

Chief Financial Officer, Vice President and Treasurer
Title

[signature]
Notary Public

MARIA MEDINA
Notary Public, State Of New York
No.01ME5081460
Qualified In Queens County
Commission Expires July 7, 2011

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Ridge Clearing & Outsourcing Solutions, Inc.
Lake Success, New York

We have audited the accompanying statement of financial condition of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ridge Clearing & Outsourcing Solutions, Inc. at June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

August 26, 2010

Ridge Clearing & Outsourcing Solutions, Inc.

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2010
(Dollars in thousands, except share information)

ASSETS	
Cash and cash equivalents	$ 161,309
Income tax receivable, net, from Broadridge (Note 6)	46,949
Deferred tax asset, net (Note 6)	1,800
Other assets	6,991
Assets of Discontinued Operations:	
Cash segregated for regulatory purposes (Notes 5 and 10)	67,012
Receivable from customers	36,778
Receivable from brokers, dealers and clearing organizations	15,766
Other assets	1,457
Total Assets of Discontinued Operations	$ 121,013
TOTAL ASSETS	$ 338,062
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Deferred Revenue (Note 3)	$ 11,233
Payable to affiliates (Note 4)	10,967
Accrued expenses and other liabilities	6,915
Restructuring liabilities (Note 8)	2,422
Liabilities of Discontinued Operations:	
Payable to customers	50,755
Payable to brokers, dealers and clearing organizations	26,687
Accrued expenses and other liabilities	12,457
Drafts payable	7,202
Total Liabilities of Discontinued Operations	$ 97,101
TOTAL LIABILITIES	$ 128,638
Stockholder's Equity:	
Common stock $0.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	$ 10
Additional paid-in capital	283,015
Accumulated deficit	(73,601)
Total stockholder's equity	$ 209,424
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 338,062

See notes to statement of financial condition.

1. Organization

Ridge Clearing & Outsourcing Solutions, Inc. (the "Company") is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a leading global provider of investor communication services and securities processing and operations outsourcing solutions to the financial services industry, headquartered in Lake Success, New York.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). During the year, the Company provided securities clearing, and operations outsourcing services relating to a variety of securities clearing, record-keeping, and custody-related functions. Securities clearing services include matching, recording, and processing transaction instructions and then exchanging payment between counterparties. The Company also provided financing for client inventory through margin lending.

On November 2, 2009, Broadridge announced that it had entered into a definitive agreement to sell substantially all contracts of the Company's securities clearing clients, and on June 25, 2010, Broadridge and the Company completed the sale of the contracts of substantially all of the securities clearing clients. The Company will discontinue its securities clearing services business, as described in Note 3.

The Company's operations outsourcing solutions allow brokers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statement. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounting Policies Applicable to Both Continuing and Discontinued Operations

Use of Estimates — The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions during the reporting period that affect the related amounts in the financial statement and accompanying notes. Actual results could differ from those estimates. Significant estimates include the outcome of litigation, recognition of deferred revenue and the carrying amounts of restructuring liabilities.

Fair Value — Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist of securities borrowed, customer receivables, receivables from broker-dealers and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, customer payables, payables to broker-dealers and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates. See Note 11 for fair value disclosure.

Goodwill and Intangible Assets — In accordance with ASC No. 350, *Intangibles - Goodwill and Other* ("ASC No. 350") (formerly SFAS No. 142, *Goodwill and Other Intangible Assets*), goodwill is tested annually (or more frequently under certain conditions) for impairment. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. During fiscal year 2010, the Company sold the contracts of substantially all of its securities clearing clients. As a result, the goodwill of $29.3 million was written off in fiscal year 2010 as a result of the sale of the business (see Note 3). Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with ASC No. 360-10, *Property, Plant and Equipment - Impairment or Disposal of Long-Lived Assets* ("ASC No. 360-10") (formerly SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*). The Company's identifiable intangible assets consist of customer contracts, which are amortized over a period of 10 years. The Company wrote off the full remaining amount of customer contracts of $10.8 million.

Income Taxes — The Company is included in the consolidated Federal and applicable combined state and local income tax returns of Broadridge. For Federal, state and local income taxes, the Company records an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. Accumulated tax benefits related to net operating losses and loss carryforwards are recorded as a receivable from Broadridge and are included in the income tax receivable, net, from Broadridge on the statement of financial condition. Additionally, in accordance with Broadridge's policy, deferred tax assets and liabilities associated with non-recurring transactions will be settled as part of the income tax receivable balance.

Income taxes are provided under the provisions of Accounting Standards Codification ("ASC") No. 740, *Income Taxes*, ("ASC No. 740") (formerly Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*), which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized.

In assessing the need to record a valuation allowance against its deferred tax assets, management considers whether it is more likely than not that some portion or all of the accumulated tax benefits and deferred tax assets will be realized. The ultimate realization of accumulated tax benefits and deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carry-forward periods for certain tax attributes (see Note 6).

Fixed Assets, Net — Fixed assets, which are included in other assets, consist primarily of leasehold improvements and communication and data processing equipment and are stated at cost less accumulated amortization and depreciation. Leasehold improvements are amortized over the lesser of the terms of the respective leases, including option periods or the estimated lives of the improvements. Depreciation is expensed over the estimated useful lives of the assets, which range from 3 to 7 years.

Stock-Based Compensation — Broadridge accounts for stock-based compensation in accordance with ASC No. 718 *Compensation - Stock Compensation* ("ASC No. 718") (formerly SFAS No. 123R, *Share-Based Payment*). The Company is allocated its share of applicable stock-based compensation expense, which is recorded as a capital contribution within additional paid-in capital (see Note 4).

Recently Issued Accounting Pronouncements — In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13, *Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force* ("EITF") ("ASU No. 2009-13"), an amendment of ASC No. 605-25, *Revenue Recognition* (formerly EITF Issue No. 08-01, *Revenue Arrangements with Multiple Deliverables*). This standard provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. It is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. ASU No. 2009-13 will become effective in the first fiscal quarter of fiscal year 2011 and is not expected to have a material impact on the Company's financial condition.

In July 2009, the FASB issued ASC No. 105, *Generally Accepted Accounting Principles* ("ASC No. 105") (formerly SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162*, which establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles. ASC No. 105 explicitly recognizes rules and interpretive releases of the SEC under federal securities laws as authoritative GAAP for SEC registrants. ASC No. 105 was effective September 15, 2009 and did not have a material impact on the Company's financial condition.

In February 2010, an update was made to the *Subsequent Events Topic*, ASC No. 855 ("ASC No. 855") (formerly SFAS No. 165, *Subsequent Events*). ASC No. 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. Among other things, this update defines "revised financial statements" as financial statements revised as a result of correction of an error or retrospective application of GAAP and requires an entity to update its evaluation of subsequent events through the date the revised financial statements are issued or are available to be issued. This update was effective upon issuance. The adoption of this update had no impact on the Company's financial condition.

ASC No. 820-10, *Fair Value Measurements and Disclosures* ("ASC No. 820-10") (formerly SFAS No. 157, *Fair Value Measurements*), with respect to non-financial assets and liabilities was adopted effective July 1, 2009. This standard defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This standard did not have a material impact on the Company's financial condition. Refer to Note 11 "Fair Value of Financial Instruments", for additional information regarding the Company's fair value measurements for financial assets and liabilities.

Subsequent Events — In preparing the accompanying financial statement, in accordance with ASC No. 855, the Company has reviewed events that have occurred after June 30, 2010, through the date of issuance of the financial statement. During this period, the Company did not have any material subsequent events other than the events disclosed in Note 13.

Accounting Policies Applicable Only to Continuing Operations

Cash and Cash Equivalents — Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less. At June 30, 2010 cash equivalents consisted of $153.0 million invested overnight in money market funds.

Securities Owned — Securities owned are valued at market and recorded on a trade date basis. At June 30, 2010, securities owned consisted solely of Chicago Board Options Exchange Holdings common stock, which is included in other assets on the statement of financial condition.

Accounting Policies Applicable Only to Discontinued Operations

Customer Securities Transactions — Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers is not reflected in the accompanying statement of financial condition.

Drafts Payable — The Company presents overdraft bank account balances as a drafts payable liability account, as appropriate. In accordance with related bank agreements, such overdrafts are funded by the Company on a following-day basis.

Securities Borrowed and Loaned — Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. The Company takes possession of securities borrowed, monitors the market value of both securities borrowed and securities loaned and obtains additional collateral as appropriate.

Receivable From and Payable to Brokers, Dealers and Clearing Organizations — Receivable from brokers, dealers and clearing organizations primarily consist of deposits held at clearing organizations. The value of correspondents' securities held by the Company as custodian is not reflected in the accompanying statement of financial condition. Payable to brokers and dealers primarily consists of payables to correspondents.

3. Discontinued Operations

On June 25, 2010, the Company and Broadridge completed the sale of the contracts of substantially all of the securities clearing clients of the Company to Penson Financial Services, Inc. ("PFSI").

Under the terms of the Asset Purchase Agreement, Broadridge received an aggregate purchase price of $33.1 million (the "Purchase Price") from Penson Worldwide, Inc. ("PWI") consisting of (a) a five-year subordinated note (the "Seller Note") payable by PWI in the principal amount of $20.6 million and (b) 2,455,627 shares of PWI's common stock (the "PWI Common Stock") valued at $12.5 million. Broadridge transferred the benefit of the consideration to the Company who recorded an adjustment reducing the loss on discontinued operations against additional paid-in capital. Additionally, Broadridge assumed the Company's liability of $21.6 million to Penson,

which was recorded as an increase to additional paid-in capital. The net effect of these two amounts was a decrease to additional paid-in capital of $11.5 million.

The Purchase Price is subject to certain adjustments post-closing upon the occurrence of agreed upon events including adjustments to reflect certain correspondent clearing contracts that were recently signed by the Company.

Concurrent with entering into the Asset Purchase Agreement, the Company entered into a master services agreement with PWI (the "Outsourcing Agreement"). Under the Outsourcing Agreement, the Company will provide securities processing and back-office support services to PFSI. This agreement includes selective processing services for PFSI's existing securities processing operations and back-office functions, as well as selective processing services related to the clearing client contracts acquired by PFSI from the Company.

In connection with the Asset Purchase Agreement, the Company agreed to provide certain transitional services to PFSI, primarily related to information technology and administrative services support. The Company allocated a portion of the purchase price to the estimated fair value of the services to be provided. Such allocation is included on the statement of financial condition in deferred revenues.

The Company will continue to perform securities clearing services for the few securities clearing contracts that were not acquired by PFSI, as it de-converts these clients and winds down the remainder of its clearing business. The Company will discontinue its securities clearing services business and expects to completely exit the business during the first half of fiscal year 2011.

The assets and liabilities associated with the securities clearing business, totaling $121.0 million and $97.1 million, respectively, are classified as assets of discontinued operations and liabilities of discontinued operations on the statement of financial condition.

4. Related Party Transactions

Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments. At June 30, 2010, the Company had recorded intercompany payables of approximately $5.3 million related to such funding. At June 30, 2010, the Company had $3.8 million of payables to Broadridge related to expenses related to the sale of the clearing business that were funded by Broadridge. Additionally, at June 30, 2010, the Company had recorded approximately $1.8 million of intercompany payables related to the services and expense allocations described below. All intercompany payables are included in Payable to affiliates in the statement of financial condition.

Outsourcing — One of the Company's strategic initiatives targets large financial institutions that currently clear on a fully-disclosed basis, offering them an opportunity to convert to a self-clearing model which utilizes the Company's operations outsourcing solutions, as well as solutions from other Broadridge wholly-owned entities.

Clearance Processing Services — The Company receives services from other Broadridge wholly-owned entities, primarily related to data processing, statement and confirm printing and postage, primarily related to its securities clearing services. The Company is charged for services based on the other entities' cost of providing such services.

Technology Infrastructure and Support Services — The Company is allocated expenses relating to technology infrastructure and support services.

Overseas Operational Support Services — The Company outsources part of its operations to Broadridge Financial Solutions Private Limited (India), a wholly-owned Broadridge entity.

Stock-Based Compensation — During the year, Broadridge funded stock-based compensation costs. The Company treated such costs as a capital contribution as there is no intent to repay Broadridge.

Occupancy and Equipment —The Company leases space at its headquarters in Lake Success, New York. The space is shared with Broadridge. Although the Company is the lessee on the lease agreement, the lease is managed by Broadridge.The Company occupies space in Journal Square, New Jersey that is leased by Broadridge. The Company treated such costs as a capital contribution as there is no intent to repay Broadridge for these charges.

Loans — The Company borrows overnight on an unsecured basis from Broadridge. As of June 30, 2010, there were no outstanding borrowings.

Dividend — The Company paid a $75.0 million cash dividend to the Parent on June 4, 2010 upon receipt of FINRA approval.

5. Securities Pledged

The Company segregates cash in special reserve accounts for the exclusive benefit of customers and proprietary accounts of introducing brokers ("PAIB") pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). At June 30, 2010 the Company had segregated cash of approximately $67.0 million, in compliance with Rule 15c3-3. This amount is included in cash segregated for regulatory purposes within assets of discontinued operations in the statement of financial condition.

Under ASC No. 860, *Transfers and Servicing* ("ASC No. 860") (formerly SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*), the Company is required to disclose the market value of collateral received under securities borrowed transactions, customer and correspondent agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of June 30, 2010, the Company has received securities collateral primarily in connection with customer margin loans, securities borrowed transactions and correspondent accounts with a market value of approximately $25.9 million which it can sell or repledge. Of this amount, approximately $14.3 million has been pledged or sold as of June 30, 2010 in connection with street-side settlement and deposits with clearing organizations.

6. Income Taxes (dollars in thousands)

The Company has entered into a formal tax sharing agreement with Broadridge whereby the Company's current and future year tax losses, and tax loss carryforwards resulting from prior period losses, can be utilized by Broadridge to apply to Broadridge's consolidated net taxable income on Broadridge's U.S. federal tax return and any relevant consolidated state tax returns. The deferred tax assets and deferred tax liabilities related to the sale of discontinued operations are recorded on Broadridge. The impact on the Company is included in the deferred portion of the tax provision and the income tax receivable, net, from Broadridge in the statement of financial condition. As of June

30, 2010, the income tax receivable, net, from Broadridge was $46.9 million, which was recorded in the statement of financial condition.

The Company believes that it is more likely than not that it will be able to generate sufficient taxable income in future years to realize the benefits from its deferred tax asset. The Company also believes that the income tax receivable from Broadridge will be settled during fiscal year 2011. However, a valuation allowance for only non-combined state net operating loss carryforwards has been recorded, as the Company realizes tax benefits associated with the filing of only consolidated/combined tax returns with Broadridge for federal and certain state income taxes.

The components of the net deferred tax asset as of June 30, 2010 are as follows:

Deferred tax assets:	
Accrued expenses not currently deductible	$ 2,270
Stock-based compensation expense	417
Valuation allowance on state net operating loss carryforward	(370)
Deferred tax liability:	
Other	(517)
Net deferred tax asset	$ 1,800

The Company adopted ASC No. 740, *Income Taxes* ("ASC No. 740") (formerly FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*) on July 1, 2007 and recognized no change to beginning retained earnings for unrecognized tax benefits. As of June 30, 2010, the Company had no unrecognized tax benefits. The Company is currently not under any U.S. or foreign income tax exam for any of its open tax years.

7. Employee Benefit Plans

Certain employees of the Company participate in Broadridge's employee benefit plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit pension plan and a 401(k) retirement and savings plan. The costs of these plans were allocated to the Company by Broadridge.

Additionally, certain employees of the Company participate in Broadridge's stock-based compensation plans which provide for grants of restricted stock units and stock options of Broadridge. The costs of these plans were allocated to the Company by Broadridge. The Company treated the stock-based compensation costs as a capital contribution as there is no intent to repay Broadridge.

8. Commitments and Contingencies

Leases — The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial non-cancelable terms in excess of one year and which expire on various dates through 2017. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At June 30, 2010, non-cancelable contractual operating leases with third parties had the following minimum lease commitments *(dollars in thousands)*:

Year Ending June 30	
2011	$ 5,268
2012	5,344
2013	2,403
2014	2,473
2015	2,541
Thereafter	4,443
	$ 22,472

Lease commitments include remaining lease obligations for a facility that was exited and the facility in Lake Success, NY. Not included in the lease commitments above are expected receipts of sublease payments of $3.0 million related to the facility that was exited (see "Restructuring Liabilities" below).

Restructuring Liabilities — Concurrent with the November 2004 acquisition of the Company, the Company's management formulated a plan to restructure the Company. In accordance with EITF Issue 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, certain costs related to the plan were recognized as assumed liabilities, consisting primarily of facilities leases, relocation costs and severance costs. Additionally, unrelated to the acquisition, the Company took a charge related to involuntary employee termination benefits and a charge for the fair value of the remaining lease obligation for a facility that was exited, in accordance with ASC 420, *Exit or Disposal Cost Obligations* ("ASC 420") (formerly SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*). A roll forward of the total restructuring liabilities from June 30, 2009 to June 30, 2010 is as follows (*dollars in thousands*):

	Facilities Costs
Balance as of July 1, 2009	$ 4,021
Change in estimate recorded in discontinued operations	544
Change in estimate recorded in continuing operations	(1,005)
Utilization — Year Ended June 30, 2010	(1,138)
Balance as of June 30, 2010	$ 2,422

The change in estimated facilities costs for discontinued operations related to the abandonment of the remaining space which was occupied by the Company in the facility. The change in estimated facilities costs for continuing operations related to expected payments from subleases of a portion of the facility. The lease and subleases terminate in 2012.

Litigation — The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the financial statement.

Concentration Risk —The Company's revenues are concentrated primarily from two clients, either one of which the termination would impact the Company's profitability.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The paragraphs below related to the Company's discontinued securities clearing business. When the business is completely wound down, such risks will no longer be applicable.

The Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide retail and institutional, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with domestic commercial banks, to support customer securities activities of correspondent broker-dealers.

The Company's exposure to credit risk associated with transactions in which the Company extends credit to customers and non-customers is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. The Company seeks to control the risk associated with these activities by requiring customers and non-customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's securities lending activities require the Company to pledge securities as collateral. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. Regulatory Requirements

As a registered broker-dealer and member of the NYSE and FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $0.25 million or 2% of aggregate debit items arising from customer transactions. The NYSE and FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2010, the Company had net capital of $148.0 million, which was approximately 410.98% of aggregate debit items and exceeded the minimum requirements by $147.2 million.

The Company is also subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for the PAIB.

At June 30, 2010 cash of approximately $55.8 million and $11.2 million had been segregated in special reserve accounts for the exclusive benefit of customers and PAIB, respectively, exceeding actual requirements by approximately $29.3 million and $6.0 million, respectively, in accordance with Rule 15c3-3.

The Company purchased an additional insurance policy through a group of London underwriters (with Lloyd's of London syndicates as the lead underwriter) to supplement Securities Investor Protection Corporation ("SIPC") protection effective December 10, 2008. This additional insurance policy becomes available to customers in the event that SIPC limits are exhausted and provides protection for securities and cash up to an aggregate of $600 million. This is provided to pay amounts in addition to those returned in a SIPC liquidation. This additional insurance policy is limited to a combined return to any customer from a Trustee, SIPC and London underwriters of $150 million, including cash of up to $2 million. This additional insurance does not protect against a loss in the market value of securities (see Note 14).

11. Fair Value of Financial Instruments

ASC No. 820-10 defines the fair value of a financial instrument as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements do not include transaction costs.

ASC No. 820-10 expands the disclosure requirements around fair value and establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1 Inputs that are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table summarizes the Company's financial assets measured at fair value as of June 30, 2010 (*dollars in thousands*):

	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents -				
Money market funds	$ 153,000	$ -	$ -	$ 153,000
Other assets -				
Common stock	-	2,279	-	2,279
Total	$ 153,000	$ 2,279	$ -	$ 155,279

The Company did not have any financial assets that met the classification of Level 3 assets as of and during the year ended June 30, 2010.

The following table sets forth a summary of Level 3 non-recurring fair value asset adjustments for non-financial assets that the Company incurred during the year ended June 30, 2010 (see Note 2 for a discussion of these asset impairments)

($ in millions)	
Goodwill impairments	$ 29.3
Intangible asset impairments	10.8
Total asset impairments	$ 40.1

12. Borrowings:

On August 5, 2009, the Company entered into a revolving credit facility, under which the Company is the borrower and Broadridge is the guarantor. Under the facility, the Company may request advances in an aggregate principal amount not to exceed the lesser of $75.0 million or the borrowing base, which is the sum of certain securities pledged to the lender. Advances under the facility bear interest at a per annum rate of one-month LIBOR plus a margin. The facility has a 364-day term, which may be extended for an additional 364 days subject to the satisfaction of certain conditions. As of June 30, 2010, there were no borrowings under this revolving credit facility (see Note 13).

13. Subsequent Events:

On July 1, 2010, the Company terminated its revolving credit facility (see Note 12).

On July 2, 2010, the Company paid a $100.0 million cash dividend to the Parent upon receipt of FINRA approval.

On August 1, 2010, the Company canceled the additional insurance policy that it purchased through a group of London underwriters (with Lloyd's of London syndicates as the lead underwriter) to supplement SIPC protection effective December 10, 2008 (see Note 10).

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 26, 2010

Ridge Clearing & Outsourcing Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042-1038

In planning and performing our audit of the financial statements of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2010 (on which we issued our report dated August 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To The Board of Directors and Stockholder of
Ridge Clearing and Outsourcing Solutions, Inc.
Lake Success, NY

Dear Sirs/Madams:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2010, which were agreed to by Ridge Clearing and Outsourcing Solutions, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, internal accounts payable invoices and copies of checks made payable to SIPC, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

August 26, 2010

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended JUNE 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023522 FINRA JUN
RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.
ATTN: CHARLES SAX, CFO
1981 MARCUS AVENUE, SUITE 100
LAKE SUCCESS, NY 11042-1046

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
CHARLES SAX; (516) 472-5179

2. A. General Assessment (item 2e from page 2) $ 201,628

B. Less payment made with SIPC-6 filed (exclude interest) (104,619)
JANUARY 27, 2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 97,009

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 97,009

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 97,009

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.
(Name of Corporation, Partnership or other organization)

Charles E. Sax
(Authorized Signature)

CFO, VP & Treasurer
(Title)

Dated the 7th day of AUGUST, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JULY 1, 2009
and ending JUNE 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 100,295,554

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 5,244,617

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 6,842,319

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 779,903

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 7,557,534

Enter the greater of line (i) or (ii) 7,557,534

Total deductions 19,644,470

2d. SIPC Net Operating Revenues $ 80,651,084

2e. General Assessment @ .0025 $ 201,628

(to page 1, line 2.A.)